SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

March 8, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on March 8, 2019.

Autonomous City of Buenos Aires, March 8th 2019.

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Re. Relevant Event

Please be advised that the Board of Directors, during its meeting held on the date hereof, resolved to propose to the shareholders’ meeting the following:

(i) To distribute as dividend in cash the amount of AR$ 10 per share, which shall represent an aggregate distribution of AR$ 6,393,977,460 (1,000% of the outstanding shares of the Bank of AR$639,397,746), through the partial write-off of the optional reserve fund for future profit distributions.

(ii) That the retained earnings as of 12/31/2018, totaling AR$ 19,204,911,966.83, be applied as follows: a) AR$ 3,145,848,599.32 to the Legal Reserve Fund; b) AR$ 3,475,668,970.21 to the Statutory Reserve Fund - Special for first-time application of IFRS , pursuant to Communication “A” 6618 issued by the Central Bank of the Republic Argentina and c) AR$ 12,583,394,397.30 to the optional reserve fund for future profit distributions, pursuant to Communication “A” 5273 issued by the Central Bank of the Republic Argentina.

In addition, please be informed that on the above mentioned meeting the Board also resolved not to motion for profit capitalization or monetary adjustments to capital or other items.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 8, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer